Filed by Smurfit WestRock Limited (Commission File No. 333-278185)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WestRock Company (Commission File No. 001-38736)

Announcement

Smurfit WestRock - Organisation and Leadership Team Update

17 May 2024

Following the 12 September 2023 announcement of the signing of a definitive transaction agreement to create Smurfit WestRock (the ‘Combination’), the integration planning process commenced for the new combined organisational design; the operational business model; and the operations leadership team.

I am pleased to share that we are making progress with our integration planning. In my last communications on 13 March 2024, I indicated that I would have a further update regarding the future leadership teams of Smurfit WestRock. All of the appointments and structures in this announcement will only be applicable upon the completion (‘Completion’) of the proposed combination between Smurfit Kappa and WestRock, which is still subject to the satisfaction of the required closing conditions, including shareholder and regulatory approvals.

Further decisions will be made post-closing, and I will update on any outstanding roles at the appropriate time. Additionally, where required, we have commenced a number of internal recruitment processes and will continue to do so in the coming weeks/months to ensure a fair selection process for talent. This is an iterative process, and the remainder of the organisation structures will evolve between now and into early next year.

CEO Office*:

In my communication in March, I communicated the proposed CEO office and structure which will be as follows. *(Following completion, the Group General Counsel and legal function will also report to the CEO office)

At a Regional level:

As the integration process continues, plans are now in place for the following regional senior leadership teams for day 1.

1 - North America (including Mexico): This region will encompass the United States, Mexico and Canada and will be led by Laurent Sellier. The new senior leadership team for the region is as follows:

2 – Europe, MEA & APAC: This region will encompass operations in Europe and Africa, as well as Asia Pacific and India, and will be led by Saverio Mayer. The existing Country CEO and functional leadership structures in Smurfit Kappa Europe does not change. Mark Shaw and his team, will continue in their roles to lead on the region’s consumer packaging business, reporting directly to Edwin Goffard. See regional leadership team:

3 – LATAM: This region will encompass Central America and the Caribbean, Argentina, Brazil, Chile, Colombia, Ecuador, and Peru. It will be led by Jairo Lorenzatto. The new senior leadership team for the region is as follows:

Finance & Corporate Functions Update*:

The additional corporate functions under the EVP and Group CFO, Ken Bowles is as follows:

* The Group SVP Finance & Company Secretary will have dual reporting. Additionally, given the highly complex area of IT, we will also operate a co-existence model until we are ready to fully integrate the technology footprint.

Group Human Resources Update:

Human Resources will continue to support the business and our employees with integration efforts and change management. The integration planning for the HR functions between Smurfit Kappa and WestRock is underway. Upon completion the following Group HR team will be in place, and over the next 12 months, integration plans will be led out across the key COE’s (Centres of Expertise):

Please join with me in wishing all of the above leaders’ great success in the years ahead. I remain incredibly excited about the future of Smurfit WestRock and what the combination of these two great organisations will bring. I am confident that this leadership team will lead us into a smooth transition period and ultimately lead to positive outcomes for all, creating opportunities for growth, enhancing customer service and efficiency into the future.

I also understand that change can sometimes be challenging, our commitment is to continue to support you with open communications and the necessary resources needed during this transition to ensure a smooth period for employees.

I appreciate your continued dedication and hard work as we embark on this exciting journey.

Tony Smurfit

Group Chief Executive Officer

Smurfit Kappa Group plc

Additional Note: All appointments are being made as a result of leadership requirements relating to the proposed Combination of Smurfit Kappa and WestRock. These appointments are effective only upon the Completion date, and any role changes would become permanent only upon the successful Completion of the proposed Smurfit WestRock Combination.

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